Filed pursuant to Rule 424(b)(5)

Registration No. 333-295491

Amendment No. 1

(to Prospectus Supplement dated May 14, 2026

to Prospectus dated May 12, 2026)

Up to $12,455,000

KIDZ AI INC.

Class B Common Stock

This amendment no. 1, or this “Amendment,” amends our prospectus supplement dated May 14, 2026, or the “Prospectus Supplement.” This Amendment should be read in conjunction with the Prospectus Supplement and the accompanying prospectus dated May 12, 2026, or the “Prospectus,” and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement and the Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and Prospectus, and any future amendments or supplements thereto.

We have entered into an At-the-Market Sales Agreement, dated as of May 14, 2026, or the “sales agreement,” with Chardan Capital Markets LLC, or “Chardan,” relating to shares of our Class B common stock, $0.0001 par value per share, or “common stock,” offered by the Prospectus Supplement and the Prospectus.

Sales of our common stock, if any, under the Prospectus Supplement and Prospectus may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the “Securities Act”, including sales made directly on or through Nasdaq or any other existing trading market in the United States for our common stock, sales made to or through a market maker other than on an exchange or otherwise, directly to Chardan as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or in any other method permitted by law, including in privately negotiated transactions. Subject to terms of the sales agreement, Chardan is not required to sell any specific number or dollar amounts of securities but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Chardan and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

Chardan will be entitled to compensation under the terms of the sales agreement at a fixed commission rate of 3.0% of the gross sales price per share sold. In connection with the sale of our common stock on our behalf, Chardan will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Chardan will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contributions to Chardan against certain civil liabilities, including liabilities under the Securities Act.

Our common stock and warrants are listed for trading on the Capital Market of The Nasdaq Stock Market LLC, or “Nasdaq,” under the symbols “KIDZ” and KIDZW,” respectively. On June 3, 2026, the last reported sales price of our common stock was $0.3537 per share and $0.0185 per warrant.

The aggregate market value of our outstanding common stock held by non-affiliates is $37,374,172.83, based on 11,090,259 shares of our outstanding common stock held by non-affiliates and a last sale price of our common stock on April 7, 2026 of $3.37 per share. During the 12 calendar months prior to, and including, the date of this prospectus, we have sold $1,629,883.37 of shares of common stock pursuant to General Instruction I.B.6 of Form S-3.

We are filing this Amendment to update the amount of shares we are eligible to sell pursuant to the Prospectus Supplement and the Prospectus subject to General Instruction I.B.6 of Form S-3. In no event may we sell shares under General Instruction I.B.6 of Form S-3 with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates, or our “public float,” in any 12-month period, so long as our public float is less than $75 million. As a result of these limitations and our current public float, and in accordance with the terms of the sales agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $12,455,000 pursuant to the Prospectus Supplement and the Prospectus. If our public float increases such that we may sell additional amounts under the Prospectus Supplement and the Prospectus, we will file another amendment to the Prospectus Supplement prior to making additional sales.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page S-10 of the Prospectus Supplement and in the Prospectus and in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Chardan Capital Markets LLC

The date of this prospectus supplement is June 5, 2026